June 18, 2025

Charles Cassel
Chief Executive Officer
CSLM Holdings, Inc.
2400 E. Commercial Boulevard     Suite 900
Fort Lauderdale, FL 33308

Sameer Maskey
Chief Executive Officer
Fusemachines Inc.
500 Seventh Avenue, 14th Floor
New York, NY 10018

       Re: CSLM Holdings, Inc.
           Amendment No. 4 to Registration Statement on Form S-4
           Filed June 6, 2025
           File No. 333-283520
Dear Charles Cassel and Sameer Maskey:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 4 to Registration Statement on Form S-4
Management's Discussion and Analysis of Financial Condition and Results of Operations of
Fusemachines
Quarter ended March 31, 2025, compared to quarter ended March 31, 2024, page
254

1. We note your analysis regarding Gain/(Loss) on change in fair value of convertible notes and warrant liability. Please revise your disclosures on page 257, and elsewhere as appropriate, to provide a more extensive discussion and analysis of the net changes
 June 18, 2025
Page 2

       in fair value as a result of the fair value option on your January 2024 Convertible note and 2019 and 2021 Convertible notes. In particular explain the changes to your significant inputs of the probability-weighted valuation model from your
       independent fair valuation report that caused the fair value gains and losses for the periods presented.
2. We note management obtained and relied upon an independent fair valuation report to value the January 2024 Convertible note and 2019 and 2021 Convertible note. Please tell us whether the independent report was prepared for your use in connection with this offering. If so, please identify the preparer of the fair valuation report as an expert and file its consent or explain to us why you are not required to do so under
       Rule 436(a) of the Securities Act and Item 601(b)(23) of Regulation S-K. Exhibits

3. Please file the Fourth Amended and Restated Promissory Note as an exhibit to your registration statement. Refer to Item 601(b)(10)(ii)(A) of Regulation
S-K.
        Please contact Joseph Cascarano at 202-551-3376 or Robert Littlepage at 202-551-
3361 if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten at 202-551-3447 or Matthew Derby at 202-551-3334 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Technology
cc:   Alexandra Kane
      Brian Lee